U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            FORM 10-SB12G

                  GENERAL FORM FOR REGISTRATION OF
                SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) Or 12(g) Of The Securities Act Of 1934



                        BUSANDA EXPLORATIONS INC.
           (Name of Small Business Issuer in Its Charter)

           Nevada                         91-1898414
-----------------------------      -----------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number


           1550 Ostler Court
       N. Vancouver, B.C., Canada                V7G 2P1
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                         (604) 990-2072
       ----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                             PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

Business Development
--------------------
Busanda Explorations Inc.("Registrant") was incorporated in the State of Nevada on March 3, 1998. The corporation was originally organized to engage in the exploration and development of mining claims and properties in British Columbia, Canada. Registrant operated from March 3, 1998, its date of inception, through approximately August 31, 1999, when it ceased all operations due to lack of working capital. Registrant was unable to raise the monies necessary to fund a required $100,000 Cdn. work program on the mining properties it had acquired and lost all right, title and interest in and to the mining claims.

Registrant is presently inactive and has not conducted any business since December 1999. On or about August 1, 2002, the sole officer and director determined that it would be in the best interest of the shareholders of the corporation that Registrant should become active again and begin seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. Registrant is considered a development stage company, and due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. No representation is made or intended that Registrant will be able to carry out its proposed activities successfully or profitably.

Registrant is voluntarily filing this registration statement on Form 10-SB12G to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the corporation. In addition, management believes that this may make Registrant more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing this registration statement, Registrant is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. Registrant intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of Registrant will become subject to the same reporting requirements as Registrant upon consummation of any such business combination.

Thus, in the event that Registrant successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

Source of Business Opportunities
--------------------------------
Registrant intends to use various sources in its search for potential business opportunities, including its officers and directors, consultants, advisors, securities broker-dealers, venture capitalists, members of the financial community and any others who may present management with unsolicited proposals. Registrant may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence or development. Management cannot predict at this time the status or nature of any venture in which Registrant may participate. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business which does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that Registrant could provide a potential public vehicle for a private entity interested in becoming a publicly-held corporation without the time and expense typically associated with an initial public offering.

Evaluation Criteria
-------------------
Once Registrant has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of Registrant's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Further, no member of management is a professional business analyst and management will rely on its own business judgment in formulating the types of businesses that Registrant may acquire. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by any potential acquisition or merger candidate.

In evaluating such potential business opportunities, Registrant will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to Registrant and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because Registrant has not located or identified any specific business opportunity to date, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to Registrant may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

Presently, Registrant cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which Registrant participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of Registrant and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. Registrant may act directly or indirectly through an interest in a partnership, corporation, or other form of organization; however, Registrant does not intend to participate in opportunities through the purchase of minority stock positions.

Competition
-----------
Because Registrant has not yet identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. Registrant is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. Registrant will be in direct competition with these other public companies in its search for business opportunities and, due to Registrant's lack of funds, it may be difficult to successfully compete with these other companies.

Employees
---------
As of the date of this filing, Registrant does not have any employees and has no plans for retaining employees until such time as Registrant's business warrants the expense, or until Registrant successfully acquires or merges with an operating business.

Principal Business Offices
--------------------------
Registrant's principal business office is located at 1550 Ostler
Court, N. Vancouver, B.C., Canada V7G 2P1, the offices of its
President, Derick Sinclair, which it occupies on a rent-free basis.

Reports to Shareholders
-----------------------
Registrant will voluntarily send an annual report, including audited financial statements, to its shareholders.

Registrant will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The public may read and copy materials we file with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
	     OPERATION.

Plan of Operation
-----------------
During the next twelve months, Registrant will actively seek out and investigate possible opportunities with the intent to acquire and merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because Registrant lacks funds, it may be necessary for the sole officer and director to either advance funds to Registrant or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis whenever possible.

Management's discretion is unrestricted, and Registrant may participate in any business whatsoever that may, in the opinion of management, meet the business objectives discussed herein. Registrant may effectuate a business combination with a business outside the United States. Registrant has not limited the scope of its search to any particular region.

Registrant does not intend to utilize any notices or advertisements in its search for business opportunities.

Registrant's sole officer and director will be primarily responsible for searching for an appropriate merger or acquisition candidate. However, to the extent that the existing stockholders are aware of any potential business acquisition candidates, they may also refer these to Registrant. Registrant recognizes that as a result of its limited financial, managerial or other resources, the number of suitable potential businesses that may be available to it will be extremely limited.

Registrant's principal business objective will be to seek long-term growth potential in the business in which it participates rather than immediate, short-term earnings. In seeking to attain its business objectives Registrant will not restrict its search to any particular industry. Rather, Registrant may investigate businesses of essentially any kind or nature, including but not limited to finance, high technology, manufacturing, service, research and development, communications, insurance, brokerage, transportation and others. Management may also seek to become involved with other development-stage companies or companies that could be categorized as "financially troubled." At the present time, Registrant has not chosen the particular area of business in which it proposes to engage and has not conducted any market studies with respect to business property or industry.

As of the date hereof, Registrant has not made any arrangements or definitive agreements to use outside advisors or consultants to raise any capital. In the event Registrant does need to raise capital, most likely the only method available to Registrant would be through the private sale of its securities. Because of the nature of Registrant as a development-stage company, it is unlikely it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that Registrant will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to Registrant.

Registrant does not intend to use any employees, with the exception of part-time clerical assistance on an as-needed basis. Outside advisors, attorneys or consultants will only be used if they can be obtained for a minimal cost or for a deferred payment basis. Management is confident that it will be able to operate in this manner and continue its search for business opportunities during the next twelve months.

ITEM 3.    DESCRIPTION OF PROPERTY.

Registrant does not own or control any material property. It maintains its business address at 1550 Ostler Court, N. Vancouver, B.C., Canada V6R 1J9, the office of its President, on a rent-free basis.
                            6


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth certain information regarding the Registrant's Common Stock beneficially owned at September 30, 2002, the Registrant's fiscal year end, and as at the date of this filing, for (i) each shareholder known by Registrant to be the beneficial owner of five (5%) percent or more of Registrant's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. At September 30, 2002, there were 8,155,000 shares of Common Stock issued and outstanding.

Title of Class   Name and Address       Amount and Nature   Percent
                  of Beneficial           of Beneficial       of
                     Owner                  Ownership        Class
--------------   ----------------       -----------------   -------

Common Stock     Derick Sinclair        1,000,000 (Direct)    12%
                 1550 Ostler Court
                 N. Vancouver, B.C.,
                 Canada V7K 2P1

Common Stock     RFH Investments        1,250,000 (Direct)    15%
      	         Sheila Andrews, Principal
                 Blue Cotil
                 Samaras Inner Rd.
                 St. Clement
                 JE2 60N United Kingdom

Common Stock     Sawbill Contracting Ltd. 800,000 (Direct)    10%
                 Costas Takkas, Principal
                 P.O. Box 1436 #46
                 Cayman Reef Resort
                 Georgetown, Grand Cayman
                 West Indies

                 New Age Development      800,000 (Direct)    10%
                 Kim Pritchard, Principal
                 Albany Street
                 Blair Estates
                 Nassau, Bahamas

                 Middlegate Investments   800,000 (Direct)    10%
                 Len Davies, Principal
                 The Bahamas Financial Center
                 P.O. Box N-4584
                 Shirley Street
                 Nassau, Bahamas

                 Millport Securities Ltd. 500,000 (Direct)     6%
                 Beryl King, Principal
                 P.O. Box N-8318
                 Nassau, Bahamas

                 Spartan Capital Inc.     800,000 (Direct)    10%
                 Chris Smith, Principal
                 7 Prince Street
                 Belize City, Belize

                 Spacestar Enterprises
                 Limited                  750,000 (Direct)     9%
                 Rob Seely, Principal
                 2 Limassol Avenue
                 Nicosia 2003 Cyprus
------------------------------------
All Officers/Directors as a Group
 (1 person)                             1,000,000     	     12%

(1) The persons named above, who are the only officers, directors and principal shareholders of Registrant, may be deemed to be "parents" and "promoters" of Registrant, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct holdings in Registrant. These persons are the only "promoters" of Registrant.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS.

The following table sets forth the names, positions with the Registrant and ages of the executive officers and directors of the Registrant. Directors are elected at the annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name                           Age        Position(s)
----                           ---        -----------
Derick Sinclair                 45        President, Secretary,
                                          Treasurer and Chairman
                                          of the Board of Directors

Mr. Sinclair has held his offices/positions since inception and is expected to hold said offices/positions until the next annual meeting of stockholders.

Background of Sole Officer/Director
-----------------------------------
Derick Sinclair has been the President, Secretary, Treasurer and Chairman of the Board of Directors of the Company since inception. Since March 1998, he has also been President of Natalma Industries Inc., a publicly-traded exploration stage mining company traded on the OTCBB:NTAL. Since March 1997, he has also been the President of Cosmah Industries, Inc., a privately-held exploratory mining company in Vancouver, Canada. Since March, 1996, he has also been the CFO and Vice President of Administration for Navigata Communications Inc (www.navigata.ca), formerly RSL COM Canada Inc., and Westel Telecommunications) in Vancouver, B.C. Based in North Vancouver, British Columbia with regional offices in Ontario, Quebec and Alberta, Navigata is a communications company providing data and voice services. From December, 1992 to March, 1996, he was Director of Fleet Management for BC Rail, Ltd., a freight train service in Vancouver, B.C., Canada. Mr. Sinclair received a Bachelors Degree in Commerce from the University of Windsor, Canada in 1982 and has been a member of the Institute of Chartered Accountants of British Columbia since 1985. Mr. Sinclair devotes approximately 5-10 hours per week to Registrant's business.

Compliance with Section 16(a) of the Exchange Act
-------------------------------------------------
 Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires Registrant's directors and officers and persons who own more than 10 percent of Registrant's equity securities, to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten-percent shareholders are required by SEC regulation to furnish Registrant with copies of all Section 16(a) reports filed.

Based solely on its review of the copies of the reports it received from persons required to file, Registrant believes that all filing requirements applicable to its officers, directors and greater than ten-percent shareholders were complied with.
YOU NEED TO ENSURE THAT YOU AND THE 10% SHAREHOLDERS LISTED ABOVE ALL FILE A FORM 3 WITHIN 60 DAYS OF OUR FILING OF THIS FORM 10.

ITEM 6. EXECUTIVE COMPENSATION.

Summary Compensation Table
--------------------------
The summary compensation table has been omitted, as Registrant's sole officer and director does not presently receive a salary or any equity securities for his services and there are currently no plans to implement any such compensation. He is, however, reimbursed for any out-of-pocket expenses incurred on behalf of Registrant.

Employment Agreements
---------------------
Registrant's officers and directors are not currently party to any employment agreements with Registrant. Registrant presently has no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, Registrant may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None.

ITEM 8.           DESCRIPTION OF SECURITIES.

At September 30, 2002, and as of the date of this filing, there were 8,155,000 shares of Common Stock issued and outstanding.

Common Stock
------------
The authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Registrant; (ii) are entitled to share ratably in all of the assets of Registrant available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of Registrant; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to Registrant's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of Registrant's securities.

Preferred Stock
---------------
The authorized capital stock consists of 1,000,000 shares of Preferred Stock, par value $.01 per share. The holders of Preferred Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Registrant; (ii) are entitled to share ratably in all of the assets of Registrant available for distribution to holders of securities of Registrant upon liquidation, dissolution or winding up of the affairs of Registrant; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

Non-cumulative Voting
---------------------
The holders of shares of Common and Preferred Stock of Registrant do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Registrant's directors.

Cash Dividends
--------------
As of the date of this registration statement, Registrant has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of Registrant, general economic conditions, and other pertinent conditions. It is the present intention of Registrant not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Registrant's business.

Reports
-------
Registrant will furnish annual financial reports to its stockholders, certified by its independent accountant, and will furnish unaudited quarterly financial reports.

Stock Transfer Agent
--------------------
Registrant's stock transfer agent is Transfer Online, Inc. of Portland, Oregon, an independent, professional stock transfer agency.

                             PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

At September 30, 2002, and as of the date of this filing, there were 29 shareholders of record of the 8,155,000 shares of Common
Stock issued and outstanding. No shares of Preferred Stock have been issued.

Registrant's Common Stock is currently listed for quotation in the "Pink Sheets" under the trading symbol, "BSNE"; however, no active trading has yet commenced.

ITEM 2. LEGAL PROCEEDINGS

Registrant is not and has not been a party to any legal proceedings, nor is Registrant aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Clyde Bailey, P.C., an independent chartered accountant, has been Registrant's auditor since January 2000. From inception to December 31, 1999, Mark Bailey & Co. Ltd., an independent chartered accounting firm was the Registrant's auditor; however, due to an increase in their accounting fees, Registrant was forced to change accounting firms. There have been no disagreements between Registrant and Mark Bailey & Co. Ltd. or Clyde Bailey, P.C.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In November, 1998, Registrant issued a total of 5,905,000 shares of Common Stock, at a price of $.01 per share to a total of 27 investors pursuant to an offering under Rule 504 of Regulation D, promulgated under the Securities Act of 1933, and raised a total of $59,050, which was used for general operations. The offering was registered and qualified for sale with the New York State Division of Securities and all investors were provided with a copy of a full disclosure document prior to purchasing securities.

In December 1998, a total of 1,000,000 shares of Common Stock was issued to Derick Sinclair, the sole officer and director of Registrant as full repayment of loans advanced to Registrant in the total amount of $10,000, which were used for management and legal fees. This transaction was valued at $.01 per share. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended.

In December 1999, Registrant issued 1,250,000 shares of Common Stock to RFH Investments, an unrelated third party, pursuant to the terms of an Assignment of Option to Purchase Agreement entered into on May 25, 1998. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Articles of Incorporation and By-Laws of the corporation, Registrant may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in the best interest of Registrant. In certain cases may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, Registrant must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, Registrant is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                             PART F/S

Following are the audited Financial Statements of Registrant for the nine months ended September 30, 2002 and the year ended
December 31,2001, prepared by Clyde Bailey, P.C., independent
Certified Public Accountant.

                   BUSANDA EXPLORATIONS INC.


                 AUDITED FINANCIAL STATEMENTS
                 ----------------------------





           September 30, 2002 and December 31, 2001



















                      Clyde Bailey, P.C.
                  Certified Public Accountant
                   10924 Vance Jackson #404
                   San Antonio, Texas 78230

CLYDE BAILEY, P.C.
--------------------------------------------------------------------
Certified Public Accountant          Member:
10924 Vance Jackson #404             American Institute of CPA's
San Antonio, Texas 78230             Texas Society of CPA's
(210) 699-1287 (ofc)                    www.clydecpa.com
(888) 699-1287 - (210) 691-2911 (fax)   mailto: clyde@clydecpa.com

                INDEPENDENT AUDITOR'S REPORT

Board of Directors
Busanda Explorations Inc.

I have audited the accompanying balance sheet of Busanda Explorations Inc. (Company) as of September 30, 2002 and December 31, 2001, and the related statements of operations, statement of stockholders' equity and the statement of cash flows for the nine months ended September 30, 2002 and for the year ended December 31, 2001 and from March 3, 1998 (inception) to September 30, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2002 and December 31, 2001 and the results of its operations for the nine months ended September 30, 2002 and for the year ended December 31, 2001 and from March 3, 1998 (Initial) to September 30, 2002 in conformity with years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has limited operations currently and suffered recurring losses from operations that raise substantial doubt about the Company's ability to continue as a going concern. This is further explained in Note 6 in the notes to financial statements.

Clyde Bailey P.C.
San Antonio, Texas
October 9, 2002
                           15


                   BUSANDA EXPLORATIONS INC.
                 (A Development Stage Company)
                         BALANCE SHEET
        As of September 30, 2002 and December 31, 2001

ASSETS
------
                                 September 30     December 31
			                   2002			2001
                                 ----------------------------
Current Assets
--------------
Cash                             $   5,267        $   3,331
                                   -------         --------
Total Current Assets                 5,267            3,331
                                   =======         ========
Other Assets
------------
Organization Cost                   20,094           20,094
                                   -------         --------
Total Other Assets                  20,094           20,094

  Total Assets                   $  25,361         $ 23,425

LIABILITIES
-----------
Accounts Payable                 $   5,641         $    826
Officer Advances                    20,000           12,500
                                   -------         --------
Total Current Liabilities           25,641           13,326
                                   -------         --------
  Total Liabilities                 25,641           13,326
Commitments and Contingencies            -                -

STOCKHOLDERS' EQUITY
--------------------
Common Stock                         8,155            8,155
  50,000,000 authorized shares,
  par value $.001
  8,155,000 shares issued and
  outstanding
Additional Paid-In Capital          62,145           62,145
Accumulated Deficit during the
Development Period                 (70,580)         (60,201)
                                  --------         --------
Total Stockholders' Equity(Deficit)   (280)          10,099
                                  --------         --------
Total Liabilities and
Stockholders' Equity             $  25,361        $  23,425
                                  ========         ========

The accompanying notes are an integral part of the consolidated
  		        financial statements.

                                16

                      BUSANDA EXPLORATIONS INC.
                    (A Development Stage Company
                       STATEMENTS OF OPERATIONS

                        For the Nine     For the Year  From 3/3/98
                        Months Ended     Ended         to
                        September 30     December 31   September 30
                        -------------------------------------------
                            2002              2001        2001
                        ------------     -----------   ------------
Revenues
--------
Revenues                          -                -            -
                        ------------     -----------   ------------
Total Revenues          $         -      $         -   $        -

Expenses
--------
Professional Fees            10,329              875        15,472
Operating Expenses               50            1,498         3,858
                        -----------      -----------    -----------
Total Expenses               10,379            2,373        19,330

Net Income (Loss)
from Operations         $   (10,379)     $    (2,373)  $   (70,580)

Other Income and Expenses
-------------------------
Loss of Option to Purchase
Agreement                         -                -       (51,250)
                        -----------      -----------    -----------
Net income before Taxes     (10,379)          (2,373)      (70,580)
                        ===========      ===========    ===========
Provision for Income Taxes
--------------------------
Income Tax Benefit
  Net Income (Loss)     $   (10,379)     $    (2,373)   $  (70,580)
                        ===========      ===========    ===========
Basic & Diluted loss
per share               $    (0.001)     $    (0.000)   $   (0.009)
                        -----------      -----------    -----------
Weighted Average Number
of Common Shares used
in per share
calculations              8,155,000        8,155,000     8,155,000
                        ===========      ===========    ===========



The accompanying notes are an integral part of the consolidated
		    financial statements.

                               17

                     BUSANDA EXPLORATIONS INC.
                  (A Development Stage Company)
                STATEMENT OF STOCKHOLDERS' EQUITY
                    As of September 30, 2002
                                                    Accumulated
                                                      Deficit
                                                    During the
                               $0.001    Paid-In    Development   Stockholders'
                      Shares   Par Value Capital       Period       Equity
                     --------  --------- --------   -----------   -------------
Balance, March 3,
1998                   -       $    -   $    -      $    -         $    -

Issuance of
common stock        5,905,000    5,905    53,145         -           59,050

Issuance of
common stock as
repayment of
shareholder
advance             1,000,000    1,000     9,000         -           10,000

Issuance of
common stock as
partial payment
of mineral
claims              1,250,000    1,250                                1,250
Net Income (Loss)                                       (456)          (456)
                    ---------  -------  --------    --------       --------
Balance,
December 31, 1998   8,155,000   8,155     62,145        (456)          (456)
Net Income (Loss)                                    (54,475)       (54,475)
                    ---------  ------   --------    --------       ---------
Balance,
December 31, 1999   8,155,000   8,155     62,145     (54,931)        15,369
Net Income (Loss)                                     (2,897)        (2,897)
                    ---------  ------   --------    --------       ---------
Balance,
December 31, 2000   8,155,000   8,155     62,145     (57,828)        12,472
                    =========  ======   ========    ========       =========
Net Income (Loss)                                     (2,373)        (2,373)
                    ---------  ------   --------    --------       ---------
Balance,
December 31, 2001   8,155,000   8,155     62,145     (60,201)        10,099
                    =========  ======   ========    ========       =========
Net Income (Loss)                                    (10,379)       (10,379)
                    ---------  ------   --------    --------       ---------
Balance,
September 30, 2002  8,155,000   8,155     62,145     (70,580)          (280)
                    =========  ======   ========    ========       =========

   The accompanying notes are an integral part of the consolidated
    			financial statements.

                                   18

                      BUSANDA EXPLORATIONS INC.
                     (A Development Stage Company)
                       STATEMENTS OF CASH FLOWS

                                  For the Nine     For the Year  From 3/3/98
                                  Months Ended     Ended         to
                                  September 30     December 31   September 30
                                  -------------------------------------------
                                    2002              2001        2001
                                  ------------     -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
------------------------------------
Net Income (Loss)                 $ (10,379)      $    (2,373)   $  (70,580)

Changes in operating assets
  and liabilities:
  Increase (Decrease) in
  Accounts Payable                    4,815               351         5,641
                                  ---------        ----------    ----------
Total Adjustments                     4,815               351         5,641
                                  ---------        ----------    ----------
Net Cash Used in Operating
Activites                         $  (5,564)       $   (2,022)   $  (64,939)


CASH FLOWS FROM INVESTING ACTIVITIES:
------------------------------------
Increase in Development Costs             -                 -       (20,094)
Capital Expenditure for Option            -                 -         1,250
                                  ---------        ----------    ----------

Net cash used in investing
activities                        $       -        $        -    $  (18,844)
                                  ---------        ----------    ----------


CASH FLOWS FROM FINANCING ACTIVITIES:
------------------------------------
Proceeds from Stockholder Advance     7,500             4,500        30,000
Proceeds from Issuance of Stock           -                 -        59,050
                                  ---------        ----------    ----------
Net Cash Provided for Financing
Activities                        $   7,500        $    4,500    $   89,050
                                  ---------        ----------    ----------
Net Increase in Cash              $   1,936        $    2,478    $    5,267
Cash Balance, Begin Period            3,331               853             -
                                  ---------        ----------    ----------
Cash Balance, End Period          $   5,267        $    3,331    $    5,267
                                  =========        ==========    ==========
Supplemental Disclosures:
  Cash Paid for Interest          $       -        $        8    $        -
  Cash Paid for income taxes              -                 -             -
  Stock Issued for Option to Purchase                             1,250,000
  Stock Issued for Repayment of Shareholder                       1,000,000

                                    19


                        BUSANDA EXPLORATIONS INC.
                       Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies

Organization
Busanda Explorations Inc. ("the Company") was incorporated under the laws of the State of Nevada on March 3, 1998 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 50,000,000 authorized common shares with a par value of $.001 per share and with 8,155,000 common shares issued and outstanding as of September 30, 2002 and December 31, 2001.

The Company had entered into an agreement to purchase mineral property claims in the Laird Mining Division, British Columbia, Canada, but lost the claim due to lack of funding. The Company has been mostly inactive during 2002 and 2001 and has little or no operating revenues or expenses.

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Fixed Assets
The Company has no fixed assets at this time.

Federal Income Tax
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.
The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 BUSANDA EXPLORATIONS INC.
               Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies (con't)

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

	Earnings per Common Share
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Comprehensive Income
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
Statement of Financial Accounting Standards (SFAS) No. 131,
Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

                BUSANDA EXPLORATIONS INC.
              Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies (con't)

Employers' Disclosure about Pensions and Other Postretirement Benefits Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," revises standards for disclosures regarding pensions and other postretirement benefits. It also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the measurement or recognition of the pension and other postretirement plans. The financial statements are unaffected by implementation of this new standard.
Accounting for Derivative Instruments and Hedging Activities Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or
(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for sale security, or a foreign-currency-denominated forecasted transaction. Because the Company has no derivatives, this accounting pronouncement has no effect on the Company's financial statements.

Fair Value of Financial Instruments
The Financial Accounting Standards Board ("FASB") Statement No. 107. "Disclosure About Fair Value of Financial Instruments" is a part of a continuing process by the FASB to improve information on financial statements. The carrying amounts reported in the balance sheets for the Company's assets and liabilities approximate their fair values as of December 31, 2000 and 1999.

Note 2  -  Common Stock
The Company issued 6,905,000 shares of common stock to various investors at $.01 per share of which 5,905,000 shares were issued for cash totaling $59,050, and 1,000,000 shares were issued at $.01 per share to the sole officer and director of the Company as repayment on a loan.

The Company issued 1,250,000 shares of common stock at $.001 per share in accordance with the Assignment of Option to Purchase
Agreement.

                  BUSANDA EXPLORATIONS INC.
                Notes to Financial Statements

Note 3 - Other Income and Expenses - Option to Purchase Agreement
The Company entered into an Assignment of Option to Purchase Agreement on May 25, 1998, to acquire a 100% interest in mineral claims in Canada. The agreement was made with an unrelated third party, who holds the original Option to Purchase Agreement with the Seller. Under terms of the agreement, the Company has paid $50,000 in cash, and has issued 1,250,000 shares of its common stock. In addition, the terms of the agreement require the Company to make three more payments of $25,000, each due on or before December 31, 1999, 2000, and 2001.

The agreement also required the Company to pay a 2% Net Smelter
Royalty to an unrelated party. In addition, the Company must fund a CDN $100,000 work program by August 1, 1999, and pay a $25,000 advance royalty to an unrelated third party commencing December 31, 2000, and payable each year thereafter on December 31.

Since the Company did not fund the work program and make the December 31, 1999 payment the agreement is in default and the deposit was written off the balance sheet as of December 31, 1999.

Note 4 - Organization Costs
The Company has incurred legal, accounting, and other formation costs. These costs were capitalized and will be amortized over a five-year period when the Company begins its operations. Because the Company has not yet begun operations as of either September 30, 2002 or December 31, 2001, no amortization expense has been recognized.

Note 5  -  Related Parties
During 2002 and 2001, the Officer advanced the Company a total of $7,500 and $4,500 respectively, which was used to pay general operating expenses.

Note 6  -  Going Concern
The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern that raise substantial doubt about the Company's ability to continue as a going concern. The stockholders/officers and or directors have committed to advancing operating costs to the Company interest free.

Note 7  -  Subsequent Events
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                             PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit No. 	Description			Page No.
-----------	-----------			-------

   3(i)		Articles of Incorporation        24
			and Amendments

   3(ii)		Bylaws                   28



                             SIGNATURES
                             ----------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


   			        BUSANDA EXPLORATIONS INC.,
                                a Nevada corporation
                                /s/ Derick Sinclair
                                ----------------------------------
Dated: November 18, 2002        By: Derick Sinclair, President,
                                Secretary, Treasurer and Director